7GC & Co. Holdings Inc.

388 Market Street, Suite 1300

San Francisco, CA 94111

VIA EDGAR

December 16, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Edward M. Kelly

Re:	7GC & Co. Holdings Inc. Pre-effective Amendment 1 to Registration Statement on Form S-1 Filed December 15, 2020 File No. 333-251162

Dear Mr. Kelly,

7GC & Co. Holdings Inc. (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated December 16, 2020 regarding the Company’s Pre-effective Amendment 1 to Registration Statement on Form S-1 filed on December 15, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed December 15, 2020

Exhibit 5.1

Legality Opinion, page 1

1.	The legality opinion must be dated. Please revise.

Response: We have revised the legality opinion, filed as Exhibit 5.1, to include the date thereof.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jack Leeney
Jack Leeney, Chief Executive Officer 7GC & Co. Holdings Inc.

cc:	Stuart Neuhauser, Esq.